March 25, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:    Daniel Crawford

 Alan Campbell

 Ibolya Ignat

 Vanessa Robertson

Re:	Boundless Bio, Inc.

Registration Statement on Form S-1, as amended (File No. 333-277696)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that on the date hereof, approximately 2,100 copies of the Preliminary Prospectus, dated March 21, 2024, were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Wednesday, March 27, 2024 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC
LEERINK PARTNERS LLC
PIPER SANDLER & CO.
GUGGENHEIM SECURITIES, LLC

As representatives of the Underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Lyla Bibi Maduri
Name:	Lyla Bibi Maduri
Title:	Managing Director

LEERINK PARTNERS LLC

By:	/s/ Murphy Gallagher
Name:	Murphy Gallagher
Title:	Senior Managing Director

PIPER SANDLER & CO.

By:	/s/ Chad Huber
Name:	Chad Huber
Title:	Managing Director

GUGGENHEIM SECURITIES, LLC

By:	/s/ Jordan Bliss
Name:	Jordan Bliss
Title:	Senior Managing Director

[Signature Page to Acceleration Request Letter]